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                            September 28, 2022

       Eric Lehner
       Chief Executive Officer
       Winning Brands Corp
       92 Caplan Avenue, Suite 134
       Barrie, Ontario L4N 9J2
       Canada

                                                        Re: Winning Brands Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 23,
2022
                                                            File No. 024-11935

       Dear Mr. Lehner:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1A filed September 23,
2022

       Year ended December 31, 2021 compared to Year ended December 31, 2020, page 32

   1. We note your response to our prior comment 4 and reissue. Your disclosure on page
                                                        32 states that for the
years ended December 31, 2021 and 2020, the Company had
                                                        revenues of $407,234
and $194,618, respectively, and that your cost of goods sold for FY
                                                        2020 was $194,618. On
page F-3, however, you report revenues of $407,234 and
                                                        $257,830 for FY2021 and
FY 2020, respectively with costs of goods sold of $63,212 for
                                                        FY2020. Please revise
this disclosure so it is consistent.
 Eric Lehner
Winning Brands Corp
September 28, 2022
Page 2

       Please contact Jordan Nimitz at 202-551-5831 or Joe McCann at 202-551-6262 with any questions.



                                                        Sincerely,
FirstName LastNameEric Lehner
                                                        Division of Corporation
Finance
Comapany NameWinning Brands Corp
                                                        Office of Life Sciences
September 28, 2022 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName